Exhibit 99.1

INTERNATIONAL ROYALTY CORPORATION

Report of Voting Results - Annual and Special Meeting held May 21, 2008

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of International Royalty Corporation (the “Company”) held on May 21, 2008 in Toronto, Ontario (the “Meeting”).

1 .	Appointment of Auditors

A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company’s next annual meeting of shareholders was approved by vote by way of a show of hands.

2 .	Number of Directors

A resolution setting the number of directors to be elected at seven was approved by vote by way of a show of hands.

3 .	Election of Directors

A resolution electing the following seven directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by vote by way of a show of hands:

Douglas B. Silver	Rene G. Carrier
Douglas J. Hurst	Christopher Daly
Robert W. Schafer	Colm St. Roch Seviour
Gordon J. Fretwell

4 .	Confirmation of Amended and Restated Stock Option Plan

A resolution to confirm the Amended and Restated Stock Option Plan was passed by way of ballot with 21,439,671 votes for and 18,082,332 votes against.

5 .	Amendment to Amended and Restated Stock Option Plan

A resolution to amend the Amended and Restated Stock Option Plan was passed by way of ballot with 23,607,471 votes for and 15,914,532 votes against.

For additional information, please see the Company’s management information circular dated April 14, 2008 filed in connection with the Meeting.

DATED at Toronto, Ontario, May 21, 2008.

INTERNATIONAL ROYALTY CORPORATION
Per:	“Ray Jenner”
Name:	Ray Jenner
Title:	Secretary

DM_TOR/237461-00001/2500922.1